SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 02 May, 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 02 May, 2007 re: Director/PDMR Shareholding


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i), AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director JOHN ERIC DANIELS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mr. J.E. Daniels:                                                      161,119
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                        4,160
Hill Samuel Offshore Trust Company Limited (HSOTC):                    108,681
Conditional award of shares under the:
Lloyds TSB performance share plan                                      368,414
Lloyds TSB long-term incentive plan                                  1,042,014

8. State the nature of the transaction
515 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Daniels, under the Lloyds TSB GroupShareplan on 27th April, 2007.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB GroupShareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Mr. J.E. Daniels:                                                    161,119
LTSBRCNL AESOP1:                                                       4,675
HSOTC:                                                               108,681
Conditional award of shares under the:
Lloyds TSB performance share plan                                    368,414
Lloyds TSB long-term incentive plan                                1,042,014
PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
1ST MAY, 2007





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,463,289

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification     2ND MAY, 2007


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i), AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director TERESA ARLENE DIAL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Hill Samuel Offshore Trust Company Limited (HSOTC):                     16,909
Lloyds TSB Registrars Corporate Nominee Limited:
AESOP 1 account (LTSBRCNL AESOP 1)                                         577
Conditional award of shares under the:
Lloyds TSB performance share plan                                       57,322
Lloyds TSB long-term incentive plan                                    676,712


8 State the nature of the transaction
515 free shares were allocated to LTSBRCNL AESOP1 account for Ms Dial, under the Lloyds TSB Group Shareplan on 27th April, 2007.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
HSOTC:                                                                  16,909
LTSBRCNL AESOP1:                                                         1,092
Conditional award of shares under the:
Lloyds TSB performance share plan                                       57,322
Lloyds TSB long-term incentive plan                                    676,712

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
1ST MAY, 2007









If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-


18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
706,959

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                  020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 2ND MAY, 2007




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i), AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director MICHAEL EDWARD FAIREY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mr. M.E. Fairey:                                                       72,896
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                       3,223
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Fairey (Single company maxi ISA):                                 6,784
Hill Samuel Offshore Trust Company Limited (HSOTC):                    54,360
Conditional award of shares under the:
Lloyds TSB performance share plan                                     184,274
Lloyds TSB long-term incentive plan                                   662,797

8. State the nature of the transaction
515 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Fairey, under the Lloyds TSB Group Shareplan on 27th April, 2007.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Mr. M.E. Fairey:                                                        72,896
LTSBRCNL AESOP1:                                                         3,738
LTSBR(I)NL:
- Mr. Fairey (Single company maxi ISA):                                  6,784
HSOTC:                                                                  54,360
Conditional award of shares under the:
Lloyds TSB performance share plan                                      184,274
Lloyds TSB long-term incentive plan                                    662,797

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
1ST MAY, 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,147,246

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                        020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 2ND MAY, 2007




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i), AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director MR ARCHIBALD GERARD KANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mr. A.G. Kane:                                                        118,204
Miss D.M. Muirhead (Mrs. Kane):                                        12,613
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                       4,160
- Mr. Kane: (Single company maxi ISA):                                  1,206
Hill Samuel Offshore Trust Company Limited (HSOTC):                    42,702
Conditional award of shares under the:
Lloyds TSB performance share plan                                     144,754
Lloyds TSB long-term incentive plan                                   594,582

8. State the nature of the transaction
515 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Kane, under the Lloyds TSB Group Shareplan on 27th April, 2007.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Mr. A.G. Kane:                                                         118,204
Miss D.M. Muirhead (Mrs. Kane):                                         12,613
LTSBRCNL AESOP1:                                                         4,675
LTSBR(I)NL:
- Mr. Kane: (Single company maxi ISA):                                   1,206
HSOTC:                                                                  42,702
Conditional award of shares under the:
Lloyds TSB performance share plan                                      144,754
Lloyds TSB long-term incentive plan                                    594,582

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
1ST MAY, 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant -

18. Period during which or date on which it can be exercised
-
19. Total amount paid (if any) for grant of the option -

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
1,017,898

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                    020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY
Date of notification      2ND MAY, 2007






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i), AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mr. G.T. Tate                                                            1,953
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                        2,291
Hill Samuel Offshore Trust Company Limited (HSOTC):                     50,068
Conditional award of shares under the:
Lloyds TSB performance share plan                                      169,720
Lloyds TSB long-term incentive plan                                    631,065

8. State the nature of the transaction
515 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Tate, under the Lloyds TSB Group Shareplan on 27th April, 2007.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
MR. G.T. TATE                                                            1,953
LTSBRCNL AESOP1:                                                         2,806
HSOTC:                                                                  50,068
Conditional award of shares under the:
Lloyds TSB performance share plan                                      169,720
Lloyds TSB long-term incentive plan                                    631,065

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
1ST MAY, 2007





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
768,070

23. Any additional information
-


24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                         020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 2ND MAY, 2007






NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i), AS S234 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director HELEN ALISON WEIR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mrs Weir                                                                  1,430
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                         1,290
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mrs Weir (Single company maxi ISA)                                      4,770
Hill Samuel Offshore Trust Company Limited (HSOTC):                      36,690
Conditional award of shares under the:

Lloyds TSB performance share plan                                       124,374
Lloyds TSB long-term incentive plan                                     608,497

8 State the nature of the transaction
515 free shares were allocated to LTSBRCNL AESOP1 account for Mrs Weir, under the Lloyds TSB Group Shareplan on 27th April, 2007.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Mrs Weir                                                                 1,430
LTSBRCNL AESOP1:                                                         1,805
LTSBR(I)NL:
- Mrs Weir (Single company maxi ISA):                                    4,770
HSOTC:                                                                  36,690
Conditional award of shares under the:
Lloyds TSB performance share plan                                      124,374
Lloyds TSB long term incentive plan                                    608,497

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
1ST MAY, 2007





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
861,775

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                            020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification     2ND MAY, 2007




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                        2,019
Hill Samuel Offshore Trust Company Limited (HSOTC):                     23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                       78,670
Lloyds TSB long-term incentive plan                                    260,571




8. State the nature of the transaction
515 free shares were allocated to LTSBRCNL AESOP1 account for

Mrs Sergeant, under the Lloyds TSB Group Shareplan on 27th April, 2007.


The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
LTSBRCNL AESOP1:                                                          2,534
HSOTC:                                                                   23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                        78,670
Lloyds TSB long-term incentive plan                                     260,571

PERCENTAGE HOLDING IS MINIMAL


16. Date issuer informed of transaction
1ST MAY, 2007











If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
470,090

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                     020 7356 1043


Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY

Date of notification 2ND MAY, 2007




NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer
LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)
NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
Mr. C.M. Wiscarson:                                                     38,920
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                        4,719
Hill Samuel Offshore Trust Company Limited (HSOTC):                     37,351
Conditional award of shares under the:
Lloyds TSB performance share plan                                      126,614
Lloyds TSB long-term incentive plan                                    330,435
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson:                                                        6,963

8. State the nature of the transaction
515 free shares were allocated to LTSBRCNL AESOP1 account for Mr. Wiscarson, under the Lloyds TSB Group Shareplan on 27th April, 2007.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.

9. Number of shares, debentures or financial instruments relating to shares acquired
SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
N/A

14. Date and place of transaction
THE TRANSACTION TOOK PLACE AS STATED IN SECTION 8 IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
Mr. C.M. Wiscarson:                                                     38,920
LTSBRCNL AESOP1:                                                         5,234
HSOTC:                                                                  37,351
Conditional award of shares under the:
Lloyds TSB performance share plan                                      126,614
Lloyds TSB long-term incentive plan                                    330,435
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson                                                         6,963

PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction
1ST MAY, 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
-

18. Period during which or date on which it can be exercised
-

19. Total amount paid (if any) for grant of the option
-

20. Description of shares or debentures involved (class and number)
-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
-

22. Total number of shares or debentures over which options held following notification
734,712

23. Any additional information
-

24. Name of contact and telephone number for queries
MR. A.J. MICHIE, SECRETARY                                      020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification
MR. A.J. MICHIE, SECRETARY
Date of notification 2ND MAY, 2007







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     02 May, 2007